


Shena Lee (She/Her) · 3rd
Art Director + Brand Strategist
Seattle, Washington, United States · Contact info

 Pit Liquor

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Experience


Art Director + Brand Strategist
Pit Liquor · Full-time
Aug 2021 - Present · 8 mos
Fort Collins, Colorado, United States


Art Director
Shena Lee · Freelance
Mar 2020 - Feb 2022 · 2 yrs
Seattle, Washington, United States

Shena is a multi-faceted creative who specializes in digital ecommerce and brand building.
...see more


Art Director
TomboyX
Aug 2015 - Mar 2020 · 4 yrs 8 mos
Seattle

As Art Director, I am a creative leader within the Marketing team and the company. I am responsible for bringing the essence of the TomboyX brand to life through all creative marketing collateral, maintaining a high standard of visual excellence, and ensuring that standard is met across all media and channels. ...see more


Neutrals Campaign
Featuring Ari Fitz, Chella Man, Ericka Hart, KhrystyAna, and Kanda Mbenza-Ngoma


Freelance Photographer
Shena Lee Photography
1999 - Mar 2020 · 21 yrs 3 mos
Burlington, Vermont Area and Seattle, Washington

The Boston Globe, Can Can, HEEB, How to Stop Time Productions, Lucky Vintage, Out in the Mountains, Pink Carpet Project, Seven Days, Signal to Noise, Sound Magazine, The Stranger, Swagger Cosmetics, TomboyX, The Winooski Eagle ...see more


Owner & Photographer
TEASE Pin-Up
Jan 2006 - Aug 2015 · 9 yrs 8 mos
Capitol Hill, Seattle

Founded an independent photography studio. Photographer and photo editor. Managed all business operations, including marketing, website and graphic design, client relations and scheduling. Supervised one employee and multiple contract employees. ...see more

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Education


Goddard College
n/a, Photography and Digital Media
2003 - 2005


University of Vermont
BA, Studio Art, Anthropology, Documentary Photography, Environmental Studies
1997 - 2003